Exhibit 99.1

Dear [Stockholder],

My name is Jeff Snider and I’m the Chief Administrative Officer of Sonus Networks, Inc. (NASDAQ: SONS).  By now, you should have received our 2015 annual report, which includes our 2016 Proxy Statement, and details about our annual meeting of stockholders to be held on June 9, 2016.  I am reaching out in case you have questions about our proposals.

At this year’s annual meeting, in addition to three annually recurring proposals:

Proposal 1:  Election of directors;

Proposal 4:  Appointment of independent auditors; and

Proposal 5:  Say-on-Pay advisory vote;

we have submitted two proposals relating to equity compensation:

Proposal 2:  An amendment of our stock plan, which would, among other things, increase by 800,000 the aggregate number of shares available for grant, from 15,676,713 shares to 16,476,713 shares; and

Proposal 3:  A stock option exchange program, which would allow our non-executive employees to exchange their “underwater” options for a smaller number of unvested restricted shares or RSUs.  Features of the proposed exchange program include:

•  Our executive officers and board of directors will not be eligible to participate;

•  The exchange ratios will be designed so that the aggregate value of the restricted shares or RSUs issued is less than the value of the options exchanged;

•  Additional time-based vesting will apply to the newly issued restricted shares or RSUs; and

•  Eligible options must be at least one year old and must have strike prices above the 52-week high.

We believe that a significant net number of shares will be returned to the plan through this exchange program, which would then be available for future issuance to employees. Together with the request for an increase in the number of shares authorized for issuance, we believe this exchange program will permit us to appropriately retain and motivate our key employees.

As one of our largest stockholders, we want to make sure you have an opportunity to ask any questions you may have, and to discuss any feedback you might want to share regarding our governance plans and practices.

Please let me know if you’d like to arrange a call.

Thank you for your continued support of Sonus.

Sincerely,

Jeff